

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Sonya Branco
Chief Financial Officer
CAE Inc.
8585 Côte-de-Liesse
Saint-Laurent, Québec, H4T 1G6

     Re: CAE Inc.
       Form 40-F for the Fiscal Year Ended March 31, 2022
       Filed June 23, 2022
       File No. 001-31402

Dear Sonya Branco:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Manufacturing